Exhibit 99.1

For Immediate Release	Contact: Investor Relations at
Janel World Trade
(404) 261-1196
IR_Janelgroup.net

JANEL WORLD TRADE LTD. REPORTS SECOND QUARTER REVENUE OF $22.7M AN 18% INCREASE VS. PRIOR YEAR SECOND QUARTER

REVENUE INCREASES TO $49M FOR THE SIX MONTHS - UP 35.5% - WHEN COMPARED TO THE PRIOR YEAR

JAMAICA, NY – May 16, 2011 -- Janel World Trade, Ltd. (OTC BB:  JLWT), a full-service global provider of integrated transportation logistics and vertically integrated supply chain services in the food industry, announced today financial results for the three and six months ending March 31, 2011.

Second Quarter Results

For the three months ending March 31, 2011, Janel reported revenue of $22,701,632, an increase of $3,430,677 or up 17.8% compared to the three months ended March 31, 2010.

For the three months ending March 31, 2011, the Company reported a net loss available to common shareholders of $(144,021) or $(0.006) per fully diluted share, down from the prior year reported net income available to common shareholders of $102,334, or $0.006 per fully diluted share.

Fiscal Year to Date Six Month Results

For the six months ending March 31, 2011, Janel reported revenue of $49,135,626, an increase of $12,866,739 or up 35.5% compared to the six months ended March 31, 2010.

For the six months ending March 31, 2011, the Company reported a net loss available to common shareholders of $(139,201) or $(0.006) per fully diluted share, down from the prior year reported net income available to common shareholders of $48,547, or $0.003 per fully diluted share.

Review and Outlook

 “Taking into account that our first and second quarters are historically the weakest due to seasonal factors, the results were disappointing for the quarter ended March 31, 2011” said James N. Jannello, Executive Vice President and Chief Executive Officer. “We experienced slightly higher freight volumes from most of our customers when compared to the prior year, and the bulk of the increase in volume that we did see was from our larger customers but it was at a higher cost of sales than the prior year so the net impact of the revenue increase to us did not fall to our bottom line.  Prior to this quarter’s earnings we had four consecutive quarters reflecting record quarterly revenue and positive earnings.  In addition, during the quarter we prepared for the launch of our new operating division which is focused on vertical integrated supply chain services primarily in the food industry and, as previously announced, the division has already signed a long term agreement with its first customer to handle all supply chain services.  We expect this new division to substantially contribute to our overall gross profit margins.”

Jannello continued, “Looking ahead, our expectation is for improvement in our financial results for 2011 and exceeding $100 million in annual revenue.  Our new operating division focused on vertical supply chain services, our recent asset acquisition of Ferrara International Logistics and our core logistics business units performing in a recovering economy, along with our anticipation that our customers will continue to report improvement in their respective businesses and the addition of new customers, leads us to the expectation that we can finish fiscal year 2011 with another record revenue year and increased net income."

Jannello concluded, “We are excited about the significant profit potential in our new operating division catering to the food industry.  By being involved from the production to the selling of food products, Janel will be realizing higher gross profit margins than just capturing the logistics portion of the distribution channel.  We look forward to working closely with our first client, Paul Sorvino Foods, Inc.”

To be included in Janel’s database for Corporate Press Releases and industry updates, investors are invited to send their e-mail address to: IRInfo@janelgroup.net.

About Janel World Trade, Ltd.

Janel World Trade, Ltd. is a global provider of integrated logistics; including domestic and international freight forwarding via multi-modal carriers, leading-edge, end-to-end, supply-chain technology, customs brokerage, warehousing and distribution, and other transportation-related services; and a provider of vertically integrated supply chain services in the food industry.  With offices throughout the U.S. (New York, Chicago, Los Angeles, and Atlanta) and a network of independent international agents in approximately 52 countries, the Company provides the comprehensive logistics services and technology necessary to handle its customers' shipping needs throughout the world.  Cargo can be transported via air, sea or land, and Janel's national network of locations can manage the shipment and/or receipt of cargo into or out of any location in the United States.  Janel is registered as an Ocean Transportation Intermediary and licensed as a FMC Licensed Freight Forwarder by the Federal Maritime Commission.

Janel World Trade, Ltd.'s headquarters is located in Jamaica, New York, adjacent to the JFK International Airport, and its common stock is listed on the OTC Bulletin Board under the symbol "JLWT". Additional information on the Company is available on its website at http://www.janelgroup.net

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "intend," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the Company's dependence upon conditions in the air, ocean and land-based freight forwarding industry, the size and resources of many competitors, the need for the Company to effectively integrate acquired businesses and to successfully deliver its primary services, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission, including its most recent Form 8-K, Form 10-Q and Form 10-K filings. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:
Investor Relations
Janel World Trade
(404) 261-1196
IR_Janelgroup.net

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	March 31,		March 31,
	2011	2010	2011	2010
REVENUES	$22,701,632	$19,270,955	$49,135,626	$36,268,887

COST AND EXPENSES:
Forwarding expenses	20,364,643	17,196,205	44,198,680	32,280,020
Selling, general and administrative	2,456,266	1,839,712	4,897,451	3,721,104
Depreciation and amortization	95,563	60,954	179,598	121,695
TOTAL COSTS AND EXPENSES	22,916,472	19,096,871	49,275,729	36,122,819

OPERATING (LOSS) INCOME	(214,840)	174,084	(140,103)	146,068

OTHER ITEMS:
Interest and dividend income	934	1,137	2,187	2,806
Interest expense	(25,742)	(32,537)	(72,785)	(54,827)
TOTAL OTHER ITEMS	(24,808)	(31,400)	(70,598)	(52,021)

(LOSS) INCOME BEFORE INCOME TAXES	(239,648)	142,684	(210,701)	94,047

Income taxes (credits)	(99,377)	36,600	(79,000)	38,000

NET (LOSS) INCOME	$(140,271)	$106,084	$(131,701)	$56,047

Preferred stock dividends	3,750	3,750	7,500	7,500

NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	$(144,021)	$102,334	$(139,201)	$48,547

OTHER COMPREHENSIVE INCOME NET OF TAX:
Unrealized gain (loss) from available for sale securities	$2,869	$3,120	$8,429	$4,272

Basic earnings (loss) per share	$(0.007)	$0.006	$(0.007)	$0.003
Fully diluted earnings (loss) per share	$(0.006)	$0.006	$(0.006)	$0.003
Basic weighted average shares outstanding	21,048,729	18,013,332	20,801,652	18,013,332
Fully diuted weighted average shares outstanding	22,704,285	18,453,332	22,850,528	18,453,332

See notes to these consolidated financial statements included in the Company’s Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2011	September 30, 2010
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$732,225	$1,354,912
Accounts receivable, net of allowance for doubtful accounts of $163,375 and $106,987, respectively	5,304,737	6,841,607
Marketable securities	63,499	54,748
Loans receivable - officers	94,219	97,092
- other	-	583
Prepaid expenses and sundry current assets	145,293	96,608
TOTAL CURRENT ASSETS	6,339,973	8,445,550

PROPERTY AND EQUIPMENT, NET	121,969	111,478

OTHER ASSETS:
Intangible assets, net	3,413,175	1,714,702
Security deposits	58,588	53,688
Deferred income taxes	1,078,000	1,017,000
TOTAL OTHER ASSETS	4,549,763	2,785,390

TOTAL ASSETS	$11,011,705	$11,342,418

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Note payable - bank	$951,335	$951,335
Accounts payable - trade	3,265,273	4,516,547
Accrued expenses and taxes payable	284,362	564,386
Current portion of long-term debt	97,223	581,019
Note payable - related party	431,111	-
TOTAL CURRENT LIABILITIES	5,029,304	6,613,287

LONG-TERM DEBT	835,556	13,889
DEFERRED COMPENSATION	78,568	78,568
TOTAL OTHER LIABILITIES	914,124	92,457

STOCKHOLDERS’ EQUITY	5,068,277	4,636,674

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,011,705	$11,342,418

See notes to these consolidated financial statements included in the Company’s Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
EBITDA RECONCILIATION WITH GAAP
(UNAUDITED)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	March 31,		March 31,
	2011	2010	2011	2010
Net (loss) income per financial statement	$(140,271)	$106,084	$(131,701)	$56,047
Interest expense	25,742	32,537	72,785	54,827
Interest and dividend (income)	(934)	(1,137)	(2,187)	(2,806)
Income tax expense (credits)	(99,377)	36,600	(79,000)	38,000
Depreciation	24,800	20,691	38,072	41,169
Amortization	70,763	40,263	141,526	80,526

EBITDA (Earnings before interest, taxes depreciation and amortization)	$(119,277)	$235,038	$39,495	$267,763